

June 10, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Vanguard Malvern Funds
        Issuer CIK: 0000836906
        Issuer File Number: 33-23444 / 811-05628
        Form Type: 8-A12B
        Filing Date: June 10, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Vanguard Multi-Sector Income Bond ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications